CLIFFORD CHANCE

高偉紳律師行

Execution Version

CHAMPION SHINE TRADING LIMITED

BERTELSMANN ASIA INVESTMENT AG

ZHU ZHENG DONG

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (this "**Agreement**") is made on the 16th day of October 2008

BETWEEN

(1) CHAMPION SHINE TRADING LIMTIED (the "**Seller**"), a business company organized under the laws of the British Virgin Islands,

(2) BERTELSMANN ASIA INVESTMENT AG, a company organized under the laws of Switzerland (the "**Purchaser**"), and

(3) Zhu Zheng Dong ("**Mr. Zhu**") (ID No 320102196806142439), an individual

(each a "**Party**", and collectively, the "**Parties**")

BACKGROUND

(A) On May 7, 2008, Seller, Purchaser and Mr Zhu entered into the Share Purchase Agreement ("**SPA**"), whereby the Seller sold to the Purchaser 5,243,650 ordinary shares in China Distance Education Holdings Limited, a company organized under the laws of the Cayman Islands (the "**Company**") for a payment by Purchaser of the aggregate purchase price of US$15,709,797 (the "**Purchase Price**"),

(B) The Closing (as defined in the SPA) of the transaction contemplated by the SPA took place on May 14, 2008,

(C) Pursuant to Section 2 4 of the SPA, if the Company issues shares in an IPO (as defined in the SPA) at an IPO Price (as defined in the SPA) lower than US$3 7449575 per ordinary share, then the Purchase Price (as defined in the SPA) shall be reduced by the Purchase Price Adjustment Amount (as defined in the SPA),

(D) If the Purchase Price adjustment is required under Section 2 4 of the SPA, then the Seller or Mr Zhu, at the Purchaser's discretion, shall pay to the Purchaser the Purchase Price Adjustment Amount together with interest as calculated pursuant to Section 2 4 of the SPA which equals US$9,019,813 73 (collectively, the "**Penalty Payment**") no later than forty-five (45) calendar days following the effective date of the IPO,

(E) The Company had an IPO on the New York Stock Exchange Arca on July 30, 2008 whereby the IPO Price was lower than US$3 7449575,

(F) On May 8, 2008, Seller and Purchaser entered into the Deed of Share Charge (the "**Share Charge**"), whereby the Seller pledged 5,243,650 ordinary shares of the Seller (the "**Charged Shares**") in favour of the Purchaser as a security against the payment of the Purchase Price Adjustment Amount, and

(G) The Parties now wish to settle all claims and potential claims arising between them in connection with the Penalty Payment that the Seller should pay to the Purchaser under the SPA

AGREEMENT

1 Upon entering into this Agreement, Purchaser agrees to accept and receive and Seller and Mr Zhu agree to transfer to Purchaser, for no monies due from Purchaser to Seller whatsoever, 9,274,873 ordinary shares in the Company ("**Aggregate Settlement Shares**") (which is equal in value to the Penalty Payment derived using the mutually agreed price of US$3 89 per ADS representing four shares, or US$0 9725 per ordinary share) Seller and Purchaser agree that Purchaser shall enforce the Charged Shares in an amount of 5,243,650 ordinary shares pursuant to the Share Charge and Seller shall transfer the remaining balance of the Aggregate Settlement Shares to the Purchaser in the amount 4,031,223 ordinary shares of the Seller (the "**Remaining Settlement Shares**") In order to effect such transfer, the Seller shall deliver to the Purchaser, on or before November 8, 2008 certain waivers from Citigroup Global Market Inc and Merrill Lynch, Pierce, Fenner & Smith with respect to the lock-up agreements signed by the Seller and Mr Zhu, respectively, in connection with the Company's IPO (the "**Lock-up Agreements**"), all information and documents evidencing such a valid and legal transfer of the Remaining Settlement Shares including, but not limited to

(a) a share certificate representing the ownership of both the Charged Shares and the Remaining Settlement Shares,

(b) a copy of the Company's Register of Members certified by a director of the Company reflecting the ownership of both the Charged Shares and the Remaining Settlement Shares by the Purchaser, and

(c) resolutions of the Seller's board of directors and/or shareholders, as applicable, approving the execution and delivery of this Agreement and the consummation of the transfer of the Charged Shares and the Remaining Settlement Shares contemplated hereby

2 Seller and Mr Zhu agree that neither they nor any of their affiliates have entered, nor will enter, into any agreement, arrangement, settlement, or other dispute resolution with any third party investors in the Company (including without limitation Orchid Asia Co-Investment Limited, Orchid Asia III, L P , Easerich Group Limited, or any of their affiliates) on terms and conditions more favorable to such third party investor than those set forth in this Agreement, and further agree that any violation of this provision will result in an amendment to this Agreement to ensure that Purchaser shall be entitled to substantially similar favorable terms and conditions as such third party investor

3 The Parties agree that performance by the Seller and Mr Zhu of the obligations at Clauses 1 and 2 above shall constitute and be in full and final settlement and discharge of all claims, demands, disputes, obligations, liabilities and issues, contingent or otherwise which the Purchaser has, or may in the future have, against the Seller and Mr Zhu arising out of or in connection with the Penalty Payment under the SPA and the Share Charge For the avoidance of doubt, such full and final settlement includes without limitation the termination of the Put Option (as defined in the SPA) as contemplated under Section 3 of the SPA The Parties further agree that performance by the Seller and Mr Zhu of the obligations at Clauses 1 and 2 above shall constitute full discharge of all claims, demands, disputes, obligations, liabilities and issues, contingent or otherwise which the Seller and/or Mr Zhu has, or may in the future have, against the Purchaser

4 This Agreement constitutes the entire agreement between the Parties and supersedes all prior communications, representations or proposals relating to the subject matter herein

5 With the exception of the last sentence of Section 4 3 of the SPA ("The Shares being sold hereby constitutes 4 5% of the total outstanding shares of the Company (calculated on a fully-diluted as-converted basis) as of the date hereof"), the representations and warranties made by the Seller and Mr Zhu in Section 4 of the SPA are made by the Seller and Mr Zhu to the Purchaser in this Agreement, and any representations and warranties as to the Shares in the SPA are applied to the Settlement Shares herein

6 The Seller and Mr Zhu, jointly and severally, hereby represent and warrant to the Purchaser that neither the Seller nor Mr Zhu is under any restriction whether through a lock-up agreement or any other restrictive arrangement with any third party, either as part of the Company's IPO or otherwise, to legally and validly transfer the Settlement Shares to the Purchaser, other than the Lock-up Agreements

7 The Seller and Mr Zhu shall take all required action to carry out the legal and valid transfer of the Aggregate Settlement Shares to the Purchaser, including but not limited to, making all filings, applications and submissions and obtaining all related approvals that are required under applicable laws and by any relevant government authorities

8 The Seller and Mr Zhu acknowledge they are parties to a Shareholders Agreement by and among the Company and the parties named therein dated as of March 7, 2008 (the "**Shareholders Agreement**") The Seller and Mr Zhu, jointly and severally, hereby represent and warrant to the Purchaser that each of the provisions set forth in Section 4 of the Shareholders Agreement has been terminated by the Amendment to Shareholders Agreement (the "**Amendment**") entered into by and among all Rights Holders (as defined in the Shareholders Agreement) and the parties named therein in July, 2008 and is of no further force and effect

9 Upon a sale or transfer of any ordinary shares in the Company (the "**Relevant Shares**") held by either Party hereto (the "**Disposing Party**"), the non-transferring Shareholder (the "**Non-Disposing Party**") shall have a pre-emptive right to purchase the Relevant Shares held by the Disposing Party subject to the following procedures

(a) the Disposing Party shall provide written notice (the "**Transfer Notice**") to the Non-Disposing Party, specifying its wish to transfer the Relevant Shares, the proposed price of the Relevant Shares and the number of Relevant Shares to be transferred,

(b) if the Non-Disposing Party elects to exercise its pre-emptive right, it shall notify the Disposing Party in writing within 14 days of actual delivery of the Transfer Notice to the Non-Disposing Party of its intention to purchase as to all but not less than all of the Relevant Shares at the price specified in the Transfer Notice,

(c) if the Non-Disposing Party elects to purchase the Relevant Shares but the price for the Relevant Shares in the Transfer Notice is an "exchange in kind" rather than a monetary amount, the Non-Disposing Party may by notice in writing to the Disposing Party require the Disposing Party to sell to the Non-Disposing Party the Relevant Shares for cash equal to the fair market value of the "exchange in kind" (the "**Fair Market Value**") If the Disposing Party and the Non-Disposing Party cannot agree on such Fair Market Value within twenty (20) days after the date on which the option is exercised by the Non-Disposing Party, the valuation shall be made by an internationally recognized firm of auditors appointed by both

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Parties For the avoidance of doubt, all costs incurred in determining the Fair Market Value shall be borne by the Disposing Party,

(d) if the Non-Disposing Party declines to exercise its pre-emptive right, the Non-Disposing Party shall notify the Disposing Party within fourteen (14) days of actual delivery of the Transfer Notice of its intention not to exercise its pre-emptive right If the Non-Disposing Party fails to notify the Disposing Party of its intention within fourteen (14) days of actual delivery of the Transfer Notice, the Non-Disposing Party shall be deemed to have declined to exercise its pre-emptive right,

(e) the sale or disposal of the Relevant Shares to be transferred to the Non-Disposing Party shall take place within thirty (30) days after the expiration of the fourteen-day election period specified in clause 9(b) above If the 30 day period has expired but for the determination of the Fair Market Value, such closing shall be held on or prior to the fifth day after such valuation shall have been made pursuant to clause 9(c) above,

(f) if the Non-Disposing Party declines to exercise its pre-emptive right, the Disposing Party may transfer the Relevant Shares to its proposed transferee, at a price that is not less than the price set forth in the Transfer Notice, but not otherwise, provided that such sale or disposal takes place within ninety (90) days after delivery of the Transfer Notice and provided further that if the third party transferee pays for the Relevant Shares through an "exchange in kind" the Disposing Party reserves the right to request a Fair Market Value valuation of such "exchange in kind" through the procedures described in clause 9(c) above, and

(g) the Parties shall take all required action to carry out the legal and valid transfer of the Relevant Shares to Non-Disposing Party, including but not limited to, making all filings, applications and submissions and obtaining all related approvals that are required under applicable laws and by any relevant government authorities

The Parties acknowledge that other than the transfer of the Charged Shares and the Remaining Settlement Shares, any sale or transfer of any ordinary shares of the Company not made in compliance with this Clause 9 shall be null and void

10 The provisions of Clause 9 above shall not apply to transfers by the Disposing Party to any affiliate which directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Disposing Party

11 Notwithstanding any language to the contrary herein, the Parties agree that, the SPA and the Share Charge shall be deemed to terminate effective upon the execution of this Agreement, provided that the Seller and Mr Zhu's obligations under Clause 1 of this Agreement have been completed on or before November 8, 2008

12 Each Party shall bear its own costs in connection with the negotiation, preparation, execution and implementation of this Agreement

13 This Agreement may be executed in any number of counterparts and all such counterparts, taken together, shall be deemed to constitute the same agreement

14 The terms of this Agreement shall remain confidential to the Parties except that (a) the Parties shall be entitled to produce copies of the Agreement to their legal advisers and their auditors and to regulatory authorities or otherwise as compelled by law, and (b)

either Party shall, subject to written approval by the other Party, be entitled to make or cause the Company to make such announcements to the general public regarding the settlement of the Penalty Payment as compelled by law

15 This Agreement shall be governed by and shall be construed in accordance with the laws of the Hong Kong Special Administrative Region of the People's Republic of China

16 Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof, shall be finally settled by arbitration at the Hong Kong International Arbitration Centre under the rules of UNCITRAL (the "**Rules**") as are in force at the date of the notice of arbitration commencing any such arbitration For the purpose of such arbitration, there shall be a board of arbitration (the "**Board of Arbitration**") consisting of three arbitrators, each of the disputing parties shall select one (1) member and the third member shall be selected by mutual agreement of the other members, or if the other members fail to reach agreement on a third member within twenty (20) days after their selection, such third member shall thereafter be selected by the Hong Kong International Arbitration Centre upon application made to it for such purpose The place of arbitration shall be in Hong Kong All arbitration proceedings shall be conducted in the English language

(a) All costs of arbitration (including without limitation, those incurred in the appointment of arbitrator) shall be borne by the losing party unless otherwise apportioned in the arbitral award

(b) Any award made by the Board of Arbitration shall be final and binding on each of the parties that were parties to the dispute A party shall not challenge or resist the enforcement action taken by any other party in whose favor an award of the Board of Arbitration was given

AS WITNESS the duly authorised representatives of the parties hereto on the above date

Signed for and on behalf of **CHAMPION SHINE TRADING LIMITED**

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Signed for and on behalf of **BERTELSMANN ASIA INVESTMENT AG**

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ZHU ZHENG DONG